Davis Malm & D’Agostine, P.C.
One Boston Place, 37th Floor
Boston, MA 02108
(617) 367-2500

September 24, 2012

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC  20549

Attention: Erin Jackot, Staff Attorney

RE:                              Clean Harbors, Inc. and Guarantor Registrants
Amendment No. 1 to Registration Statement on Form S-4
File No. 333-183641

Ladies and Gentlemen:

On behalf of Clean Harbors, Inc. (the “Company”) and its subsidiaries listed as Guarantor Registrants (the “Guarantors”) in the Registration Statement on Form S-4 described above, there is herewith transmitted electronically for filing Amendment No. 1 to the Registration Statement (the “Amendment”) relating to the proposed exchange offer of registered 5.25% senior notes due 2020 (the “new notes”) and related guarantees for the Company’s similar unregistered notes (the “old notes”) and related guarantees now outstanding. To assist review of the Amendment by the Commission’s staff, we are delivering to Erin Jackot, Staff Attorney, three printed copies of the Amendment with exhibits (except as described in the following sentence), each of which has been marked to show changes from the Registration Statement as originally filed.  In response to Comment 6 in the Comment Letter as described below, the Company has filed as Exhibits 3.5 through 3.67 of the Amendment the articles of incorporation, by-laws or comparable documents of each of the 63 Guarantor Registrants (each of which is a wholly-owned direct or indirect domestic subsidiary of the Company). Because those Exhibits are quite lengthy and presumably of only limited interest to the Commission’s staff in its review of the Registration Statement, as amended by the Amendment, copies of those Exhibits have not been included in the marked printed copies of the Amendment which are being delivered to Staff Attorney Jackot, but they are available in the EDGAR version of the Amendment as now being filed.

The Company responds as described below to each of the comments on the Registration Statement in the letter dated September 10, 2012 (the “Comment Letter”) from Pamela A. Long, Assistant Director.

Prospectus Cover Page

1.                                       Please revise the cover page to reflect that you are also registering the guarantees for the senior notes since the guarantees constitute a separate security.

RESPONSE:                              The prospectus cover page has been revised to describe that the guarantees of the new notes are securities which have also been registered and are being offered, along with the new notes, in exchange for the old notes and guarantees.

2.                                       We note your disclosure stating that the guarantees are full and unconditional. Please revise your disclosure to clarify that the guarantees are subject to customary release provisions, to the extent accurate. Please include similar disclosure elsewhere in the prospectus where you state that the guarantees are full and unconditional, and also provide a description of the release provisions.

RESPONSE:                              The cover page and pages 6 and 12 of the prospectus have been revised to clarify that the guarantees are subject to customary release provisions and to describe the principal terms of such provisions. The full terms of such release provisions are described in the final paragraph under “Description of the Notes — Guarantees” which begins at the bottom of page 40 of the prospectus, which the Company believes is accurate and complete as set forth in the prospectus included in the Registration Statement as originally filed.

Documents Incorporated by Reference

3.                                       We note that you carve out certain sections of your Form 10-K for the year ended December 31, 2011 because such sections were revised in your Report on Form 8-K filed on July 16, 2012. Please delete such carve-out as the revised information in the Form 8-K is automatically deemed to supersede the information in the Form 10-K that it replaces pursuant to Securities Act Rule 412.

RESPONSE:                              Page i of the prospectus has been revised with respect to the Items of the Company’s most recent annual report on Form 10-K which were superseded or modified through the subsequently filed report on Form 8-K. While such disclosure may technically not be required because of Rule 412 and the general statement about supersession and modification of previously filed disclosures set forth in the following paragraph on page ii of the prospectus, the Company believes this specific disclosure of the relevant Items in the Form 10-K and Form 8-K reports is helpful to investors in understanding what previously filed disclosures are (or are not)  being incorporated by reference into the prospectus.

Undertakings

4.                                       Please include the undertakings required by Items 512(a)(5)(ii), 512(a)(6) and 512(b) of Regulation S-K.

RESPONSE:                              The undertakings described in this comment have been added on pages II-5 and II-6 of the Amendment.

Signatures

5.                                       For each guarantor, please have the principal executive officer, principal financial officer, controller or principal accounting officer, and at least a majority of the board of directors (or persons performing similar functions) sign the registration statement. See Instruction 1 to Signatures on Form S-4.

RESPONSE:                              The Company confirms that both the Registration Statement as originally filed and the Amendment have been signed by the principal executive officer, principal financial officer, principal accounting officer, and all of the directors or managers of each of the Guarantor Registrants. Pages II-10 through II-23 of the Amendment have been revised to set forth the full titles of the signing officers as appropriate. Please understand that, because each of the Guarantor Registrants is a wholly-owned direct or indirect subsidiary of the Company, many of the Guarantor Registrants have only one director or manager and that one director or manager has therefore signed the Registration Statement and Amendment.

Exhibits

6.                                       Please file the articles of incorporation and the bylaws, or instruments corresponding thereto, for each of the guarantors. See Item 601(b)(3) of Regulation S-K.

RESPONSE:                              As described on pages II-1 through II-3 of the Amendment and the Exhibit Index, the articles of incorporation, by-laws or other comparable documents of each the Guarantor Registrants have been filed through the Amendment as exhibits to the Registration Statement.

The Company would like to commence the exchange offer as promptly as practical.  Accordingly, the Company would appreciate being advised whether the staff has any further comments on the Registration Statement.  If the staff advises that it has no further comments (or only any such comments as can readily be addressed through the final prospectus), the Company and the Guarantors will then file a request for acceleration. As described in the Comment Letter, the Company and the Guarantors will acknowledge in such letter that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action of the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement, and (iii) the Company and the Guarantors may not assert the staff’s comments and the declaration of the Registration Statement’s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States’ federal securities laws. The Company and the Guarantors will also confirm in such letter that they are aware of their responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

Please contact the undersigned of this firm should you have any questions or requests for additional information with respect to this filing. Thank you for your assistance.

Very truly yours,

/s/ John D. Chambliss
John D. Chambliss

cc:	James M. Rutledge, President and
Chief Operating Officer
C. Michael Malm, Esq.